JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

April 17, 2024

Ms. Megan Miller

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Commonwealth International Series Trust (the “Trust’) (File Nos. 811-04665 and 033-06867)

Dear Ms. Miller:

You recently provided me with certain comments relating to the most recent annual shareholder report filing on Form N-CSR (the “Shareholder Reports”) with respect to the Trust’s fiscal year ended October 31, 2023. This letter responds to these comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each comment.

1.	Comment: With respect to the Annual Report on Form N-CSR for the year ended October 31, 2023, the Section 302 Certifications do not specifically state that the individuals signing the certification have the title of Principal Executive Officer and Principal Financial Officer. Please confirm in correspondence that the individuals signing the referenced Section 302 certifications included in the annual Form N-CSR filing for the fiscal year ended October 31, 2023 are the Trust’s Principal Executive Officer and Principal Financial Officer. Confirm that for future Form N-CSR filings that the titles of Principal Executive Officer and Principal Financial Officer will be included in the Certifications.

Response: The individuals signing the Section 302 certifications for the Trust’s Form N-CSR for the fiscal year ended October 31, 2023, Robert Scharar and Zachary Richmond, are the Trust’s Principal Executive Officer and Principal Financial Officer, respectively. Future Form N-CSR filings for the Trust will include these titles for the individuals signing the Section 302 certifications.

2.	Comment: In the Notes to the Financial Statements included in the Form N-CSR for the fiscal year ended October 31, 2023, the Funds have certain commitments and contingent liabilities, however the Funds’ balance sheet does not include a line item that references the Notes with regard to recoupment of advisory fees. Please include such a line item in the particular Fund’s balance sheet with respect to future Form N-CSR filings, as applicable. Reference Regulation S-X, Section 6-04.15. (17 CFR Section 210.06-04 – Balance Sheets).

Response: The Trust will include these disclosures consistent with the requirements of Regulation S-X, Section 6-04.15 in future N-CSR filings, as applicable.

Ms. Miller

U.S. Securities and Exchange Commission

April 17, 2024

* * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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